HASCO Medical, Inc.

1416 West 1-65 Service Road South

Mobile, AL 36693

Via EDGAR and FedEx

Ms. Tia Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	HASCO Medical, Inc. Form 10-K/A for the Year Ended December 31, 2009 Filed on February 14, 2011 File No. 000-52422

Dear Ms. Jenkins:

We are in receipt of your comment letter dated February 24, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K/A for the year ended December 31, 2009

Management’s Discussion and Analysis, page 10

1. Your responses to comments three and four state you lost many customers to competitors as a result of the former SMM CEO’s resignation and the discounted cash flow analysis performed for customer relationships indicated impairment existed in fiscal 2008. However, you disclose in the comparative discussion of results of operations on page 17 that the overall decrease in net revenue in 2009 was attributable to non-customer related factors. Please revise to discuss in sufficient detail how the CEO’s departure affected your customer base and quantify the loss realized in 2008 and 2009 to the extent practicable. Refer to Item 303(a)(3)(i) of Regulation S-K.

RESPONSE:

The Company acknowledges staff’s comment regarding this. We will revise the disclosure discussing how the CEO’s departure affected our results of operations on page 17 regarding the overall decrease in net revenue in 2009.

Financial Statements

Statements of Operations, page F-4

2. Note that the impairment of intangible assets is considered an element of operations.  Accordingly, please revise to reclassify the impairment such that it is an element of income or loss from operations. Refer to the guidance of FASB ASC 360-10-45-4.

RESPONSE:

The Company acknowledges staff’s comment regarding this. We will revise to reclassify the impairment as an element of income or loss from operations.

Other Exchange Act Filings

3. Please file an Item 4.02 Form 8-K with respect to the restated financial statements or tell us why you believe it is not required to be filed.

RESPONSE:

The Company acknowledges staff’s comment regarding this. We believe that Item 4.02 of 8-K is now moot, given that the Company has already completed its restatement of financial statements and amended prior filings to which Item 4.02 would pertain.  We further believe that it would be misleading to investors to file an 8-K at this stage, because it would imply that additional restatements were forthcoming when that is not the case.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hal Compton, Jr.

Hal Compton, Jr.

Chief Executive Officer